Exhibit 6.2

PROMISSORY NOTE

$1,000,000	September 20, 2018

FOR VALUE RECEIVED, the undersigned, DOPE MEDIA, INC., a Delaware corporation (“Maker”), promises to pay to the order of TRANS-HIGH CORPORATION, a New York corporation, (“Lender”), the sum of $1,000,000, and any accrued but unpaid interest on this Note.

This Note has been issued to evidence a loan made by the Lender pursuant to the provisions of Section 2.2 of an asset purchase agreement, dated September 20, 2018 between Hightimes Holding Corp., (“Hightimes”), Maker, DM Holdings Group LLC and Wilshire & Veteran Media Corp., as purchaser (the “Asset Purchase Agreement”)

This Note shall be due and payable in full thirty (30) days following receipt by Lender of a written request for payment; provided, however, that in the event Hightimes shall notify Lender that Maker or DM Holdings Group, LLC has breached any material representation, warranty, covenant or agreement on their part under the Asset Purchase Agreement, then and in such event, this Note shall be due and payable ON DEMAND by Lender (either, the “Maturity Date”).

The outstanding principal amount of this Note shall accrue interest at a per annum rate equal to 15%. All interest that accrues during the term of this Note shall be due and payable on the Maturity Date together with the principal amount of this Note.

Payment of this Note shall be secured by a first priority lien and security interest on all of the assets and properties of Maker referred to in the Asset Purchase Agreement, pursuant to a security agreement in the form of Exhibit A annexed hereto and an intellectual property security agreement in the form of Exhibit B annexed hereto.

Maker covenants and agrees that the sum of $666,448.34 of the proceeds of the loan represents the final payoff amount owed as of the date of this Note to General Cannabis Corp., as senior lender to Maker, and Lender or its designee are hereby authorized to wire such payoff amount directly to such senior lender in accordance with the wire instructions set forth in the payoff letter constituting Exhibit C to this Note.

If Maker fails to make the payment required by this Note following the date payment is demanded by Lender, Lender may declare that Maker is in default on this Note. From and after the occurrence of such default, interest will accrue at an annual rate of 18% per annum. Maker agrees to pay all costs of collection, including reasonable attorneys’ fees, incurred by Lender or any other holder of this Note, in any attempt to collect the amount due hereunder. No extension of time for payment of all or any part of the amount owing on this Note at any time shall waive or otherwise affect the liability of Maker.

Maker waives demand and presentment for payment, dishonor, notice of nonpayment, notice of protest, and protest; and all other notices or demands in connection with the delivery, acceptance, performance, default, indorsement, or guaranty of this Note. MAKER WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED IN RESPECT TO THIS NOTE. This Note shall be construed under the laws of the State of Illinois without regard to choice of law consideration. This Note can only be changed by an agreement in writing signed by both Maker and Lender.

IN WITNESS WHEREOF, Marker has caused this Promissory Note to be issued as of the date first set forth above.

Marker:

DOPE MEDIA, INC.

By:	/s/ George Jage
George Jage
Chief Executive Officer

[Signature Page to Promissory Note]